FORM 27
                                 SECURITIES ACT
                   MATERIAL CHANGE REPORT UNDER SECTION 118(1)
                              OF THE SECURITIES ACT


ITEM 1.   REPORTING ISSUER

          Brocker Technology Group Ltd.
          2150 Scotia Place
          10060 Jasper Avenue
          Edmonton, Alberta
          T5J 3R8

ITEM 2.   DATE OF MATERIAL CHANGE

          July 31, 2001

ITEM 3.   NEWS RELEASE

          A press release was disseminated on August 2, 2001 through the services of PR News Wire.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          The Nasdaq Stock Market notified Brocker Technology Group Ltd. that as a result of the Corporation's failure to comply with the Nasdaq
          National Market requirement to maintain a minimum market value of a public float of $5,000,000 U.S., the Corporation's shares were subject to delisting from the Nasdaq National Market. The Corporation has requested that the staff's determination be reviewed by an independent Panel in accordance with the procedures provided for by the Nasdaq Stock Market rules, and the delisting has been stayed pending the hearing and decision by that Panel.

ITEM 5.   COMPLETE DESCRIPTION OF MATERIAL CHANGE

          The Common Shares of Brocker Technology Group Ltd. are listed on the Toronto Stock Exchange and on the Nasdaq National Market. One of the continued listing requirements of the Nasdaq National Market is that the Corporation maintain a minimum market value of public float ("MVPF") of $5,000,000 U.S. The MVPF is determined by multiplying the prevailing market price by the number of shares considered to be in the public float. The shares considered to be in the public float are those outstanding shares of the Corporation that are not held by directors, officers or other insiders. At the present time there are approximately 3.9 million Common Shares of Brocker in its public float. Brocker's MVPF fell below the required minimum requirement, and failed to regain compliance with that requirement. As a result, on July 31, 2001, the Nasdaq Stock Market notified the Corporation that its shares would be delisted from the Nasdaq National Market.

          The Corporation has requested that the Nasdaq Stock Market's staff's determination be reviewed by a independent Panel in accordance with the procedures provided by Nasdaq Stock Market rules. The delisting from the Nasdaq National Market has been stayed pending the Panel's decision.

          The Corporation is also presently in non-compliance with another continued listing requirement of the Nasdaq National Market, being the requirement to maintain a minimum bid price for its shares of at least $1.00 U.S. The Nasdaq Stock Market has advised the Corporation that this deficiency must also be addressed at the Panel hearing, which has been scheduled for September 13, 2001.

          There is no assurance that the Corporation's appeal will succeed or that its listing on the Nasdaq Stock Market will be continued. The Corporation continues to be in compliance with the requirements of the Toronto Stock Exchange, and its Toronto Stock Exchange listing is not affected by the actions of the Nasdaq Stock Market.

ITEM 6.   RELIANCE ON SECTION 118(2) OF THE SECURITIES ACT

          Not applicable

ITEM 7.   OMITTED INFORMATION

          Not applicable.

ITEM 8.   SENIOR OFFICER

          Casey O'Byrne, Director of the Corporation is knowledgeable about this material change and may be contacted respecting this Material Change at (780) 429-1010, for further information.

ITEM 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

DATED at the City of Edmonton, in the Province of Alberta, this __ day of ___________, 2001.



                                           -------------------------------
                                           CASEY J. O'BYRNE